UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response....2.50
Washington, D.C. 20549	SEC FILE NUMBER

FORM 12b-25	0-23282

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	26873Q

☐  Form 10-K or Form 10KSB   ☐  Form 20-F   ☒  Form 11-K
☐  Form 10-Q or Form 10QSB   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NMS Communications Corporation (NMS Communications Corporation 401(k) Plan)
Full Name of Registrant

N/A
Former Name if Applicable

100 Crossing Boulevard
Address of Principal Executive Office (Street and Number)

Framingham, Massachusetts  01702
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NMS Communications Corporation (the “Company”) is unable to file its Annual Report on Form 11-K for the year ended December 31, 2005 by the prescribed due-date of June 29, 2006 without unreasonable effort or expense due to unforeseen delays in the review of financial and other information affecting disclosures in the Annual Report on Form 11-K. The Company intends to file its Annual Report on or prior to the prescribed extension date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Herbert Shumway	508	271-1481
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NMS Communications Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	By:	/s/ Herbert Shumway
Herbert Shumway
	Title:	Senior Vice President of Finance, Chief Financial Officer and Treasurer